10026348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONEHAVEN, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 MADISON AVENUE, SUITE 2002
(No. and Street)

NEW YORK, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FRANK (212)218-7626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH, SUITE 4103 (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID FRANK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONEHAVEN, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
GUISEPPE HAMMER
NOTARY PUBLIC-STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REGISTRATION NO. 01HA6139141
My Commission Expires JAN 3, 2014

Signature

PRESIDENT & MANAGING PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEHAVEN, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

STONEHAVEN, LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
Stonehaven, LLC

We have audited the accompanying statement of financial condition of **Stonehaven, LLC** (the "Company"), as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Stonehaven, LLC** as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 23, 2010

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2009
ASSETS		
Cash	$	75,501
Prepaid expenses		22,952
Deferred lease costs		6,808
Property and equipment, net		41,967
Security deposit		50,729
Total assets	$	197,957
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	4,374
Deferred rent		17,085
Total liabilities		21,459
Member's equity		176,498
Total liabilities and member's equity	$	197,957

See accompanying notes to financial statements.

STONEHAVEN, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2009
Revenues	
Fee income	$ 899,287
Rental income	61,000
Consulting fees	22,500
Other income	14,783
Total revenues	997,570
Expenses	
Commissions	552,589
Salaries and payroll taxes	225,716
Rent and occupancy costs	185,407
Professional fees	48,958
Telephone and internet costs	35,341
Insurance	33,053
Computer service	27,563
Travel and entertainment	17,423
Depreciation and amortization	12,763
Licenses and permits	10,873
Other expenses	4,777
Total expenses	1,154,463
Net loss	$ (156,893)

See accompanying notes to financial statements.

STONEHAVEN, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2009
Member's equity, beginning of year	$ 147,001
Capital contributions	186,390
Net loss	(156,893)
Member's equity, end of year	$ 176,498

See accompanying notes to financial statements.

STONEHAVEN, LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2009
Cash flows from operating activities	
Net loss	$ (156,893)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	12,763
Rent	2,685
Changes in assets and liabilities:	
Prepaid expenses	(14,792)
Accounts payable and accrued expenses	(7,844)
Deferred lease	17,085
Net cash used in operating activities	(146,996)
Cash flow used in investing activities	
Security deposit	(729)
Cash flow provided by financing activities	
Capital contributions	186,390
Net increase in cash	38,665
Cash, beginning of year	36,836
Cash, end of year	$ 75,501
Supplemental disclosures of cash flow information	
Cash paid for state franchise fees	$ 1,525

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Stonehaven, LLC (the "Company") was formed in California on October 12, 2001. The Company is wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides referral business, sales of private placement interests and corporate finance services to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

Property and Equipment

Property and equipment are valued at cost. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives of the related assets.

Deferred Lease Costs

Deferred lease costs are capitalized and amortized on a straight line basis over the life of the lease.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Fee income from private placements is recognized when earned and the amount can be reasonably determined.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the differences between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carryforward due to its insignificance.

2. Property and Equipment

Property and equipment consist of the following:

Artwork	$ 15,654
Office equipment	43,470
Leasehold improvements	10,245
	69,639
Less: Accumulated depreciation and amortization	(14,909)
	$54,730

Depreciation and amortization expense for the year ended December 31, 2008 was $12,763.

3. 401(K) Profit Sharing Plan

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $24,618, which exceeded the requirement by $19,618. The Company's ratio of aggregate indebtedness to net capital was .5 to 1.

5. Risk Concentrations

Cash

At times during the year, cash balances in banks may have exceeded the Federal Deposit Insurance Corporation ("FDIC") limits.

Revenues

The Company earned fee income from seven clients, which represented approximately 81% of total revenue.

6. Commitments

The Company leases its office facilities under an agreement that expires on December 1, 2011. The lease also includes monthly electricity charges and contains provisions for escalations based on increases in certain costs incurred by lessor.

Future minimum lease payments are as follows:

Year Ended	
December 31, 2009	$163,020
December 31, 2010	164,831
Thereafter	169,360
	$497,211

Rent and occupancy costs for the year ended December 31, 2008 was $120,827.

STONEHAVEN, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

		December 31, 2009
Total member's equity		$ 176,498
Deductions		
Non-allowable assets:		
Prepaid expenses	$ 22,952	
Deferred lease costs	6,808	
Property and equipment, net	41,967	
Security deposit	50,000	
Total non-allowable assets		121,727
Net capital		$ 54,771
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 4,374	
Deferred rent	17,085	
		$ 21,459
Computation of net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 49,771
Percentage of aggregate indebtedness to net capital		39.18%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 66,127
Other income		729
Net additional accrued expenses		(17,085)
Net capital per above		$ 49,771
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report		$ 4,374
Aggregate indebtedness, as reported herein		$ 21,459

STONEHAVEN, LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

DECEMBER 31, 2009

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Member
Stonehaven, LLC

In planning and performing our audit of the financial statements of **Stonehaven, LLC** (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting, as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 23, 2010

STONEHAVEN, LLC

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

FROM FISCAL PERIOD BEGINNING APRIL 1, 2009
AND ENDING DECEMBER 31, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Stonehaven, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by **Stonehaven, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **Stonehaven, LLC's** compliance with the applicable instructions of the Form SIPC-7T. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the fiscal period beginning April 1, 2009 and ending December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co, LLP

Iselin, New Jersey
February 23, 2010

STONEHAVEN, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

December 31, 2009

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-4 general assessment YR 2009	12/31/2008	$ 150.00	$ -
SIPC-6 general assessment for the first half of the fiscal year ending December 31, 2009	8/1/2009	72.20	-
SIPC-7T general assessment fiscal period beginning April 1, 2009 and ending December 31, 2009	2/25/2010	393.80	616.00
		$ 616.00	$ 616.00

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.